UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT

(mark one):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].

For the transition period from to

Commission file number 001-10109

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

BECKMAN COULTER, INC. SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BECKMAN COULTER, INC.

4300 North Harbor Boulevard

Fullerton, California  92835

Beckman Coulter, Inc.
Savings Plan

Financial Statements for the Years Ended
December 31, 2003 and 2002, Supplemental
Schedule as of December 31, 2003 and
Independent Auditors’ Report

BECKMAN COULTER, INC. SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits and Finance Administration Committee
Beckman Coulter, Inc. Savings Plan

We have audited the accompanying financial statements of Beckman Coulter, Inc. Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and for the year ended December 31, 2003, listed in the table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Costa Mesa, California

June 22, 2004

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments—at fair value:
Common stock of Plan sponsor	$110,842,169	$63,131,709
Mutual funds	437,176,138	323,262,804
Other investments	6,468,643	4,361,938
Participant loans receivable	15,958,008	15,884,666
Investment contracts—at contract value (Note 3):
Guaranteed investment contracts	19,725,195	33,597,309
Synthetic guaranteed investment contracts	190,916,138	169,833,028
Collective investment trust	32,283,016	29,313,585

Total investments	813,369,307	639,385,039

Cash and cash equivalents	1,026,709	2,086,914
Contributions receivable	7,740,558	7,789,663

NET ASSETS AVAILABLE FOR BENEFITS	$822,136,574	$649,261,616

See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$141,990,384
Interest	13,633,132
Dividends	4,140,293

Total investment income	159,763,809

Contributions:
Company matching (employer)	10,045,710
Retirement Plus (employer)	6,090,759
Employee	35,817,242

Total contributions	51,953,711

Net additions	211,717,520

DEDUCTION FROM NET ASSETS ATTRIBUTED TO:
Distributions of benefits	38,799,738
Administrative expenses and other	42,824

Net deductions	38,842,562

INCREASE IN NET ASSETS	172,874,958

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	649,261,616

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$822,136,574

See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                   DESCRIPTION OF PLAN

The following description of Beckman Coulter, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General—Beckman Coulter, Inc. (the “Company”) established and adopted the Plan effective August 1, 1989.

The Plan is a defined contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Benefits and Finance Administration Committee (the “Committee”), whose members are appointed by the Board of Directors of the Company.

Contributions—Participants may elect to contribute up to 45% of their eligible pay in combination of pretax and after-tax withholdings. Each participant’s pretax contributions in the calendar year may not exceed $12,000 and $11,000 in 2003 and 2002, respectively. Additionally, participants age 50 or greater may contribute up to $2,000 in 2003 as a catchup contribution.

The Company matches 70% of participants’ contributions invested in Beckman Coulter, Inc. common stock and 50% of other contributions, up to 5% of participants’ total compensation. Forfeitures are applied to reduce the Company’s contributions.

Retirement Plus was established in 1996 for the benefit of employees of Coulter Corporation. Employees of the Coulter Corporation as of the acquisition date of October 31, 1997, and hired through April 30, 2000, participate (or are eligible for participation) upon completing one year of service. Annually, the Company makes contributions to participants’ Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the year, and an excess contribution which ranges from zero to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company contributions and earnings on all contributions.

Investment Options—Participants have a choice of various investment funds for their contributions. Company contributions may be directed to any of these core investment funds. Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

The following description of each investment fund has been extracted from information contained in the respective fund’s prospectus:

Beckman Coulter, Inc. Stock Fund—Funds are invested in Beckman Coulter, Inc. common stock.

Interest Income Fund—Funds are invested in a portfolio of group annuity contracts issued by major insurance companies and investment contracts with banks. The fund is managed by Dwight Asset Management.

Blue Chip Growth Fund—Funds are invested in large and medium-sized companies that the fund manager believes are well established and have the potential for above-average growth. The fund is managed by T. Rowe Price.

Vanguard Institutional Index Fund—Funds are invested in all of the stocks included in the Standard & Poor’s (“S&P”) 500 Index in approximately the same proportions as they are represented in the S&P 500 Index. The fund is managed by the Vanguard Group.

International Stock Fund—Funds are invested in stocks and other equity-based forms of investments in companies operating principally outside the United States. The fund is managed by T. Rowe Price.

Mid-Cap Growth Fund—Fund seeks long-term growth by investing in the common stocks of medium-sized companies. The fund is managed by T. Rowe Price.

Personal Strategy Balanced Fund—Fund seeks long-term capital appreciation and income by investing in stocks, bonds and money market securities. The fund is managed by T. Rowe Price.

Personal Strategy Growth Fund—Fund seeks long-term capital appreciation and, secondarily, income by investing in stocks, bonds and money market securities. The fund is managed by T. Rowe Price.

Personal Strategy Income Fund—Fund seeks to provide income and, secondarily, long-term capital appreciation by investing in stocks, bonds and money market securities. The fund is managed by T. Rowe Price.

Washington Mutual Investors Fund—Fund seeks current income and the opportunity for growth of principal by investing primarily in common stocks of larger, more established U.S. companies that meet certain strict requirements regarding, for example, stock exchange listing, earnings and dividends.

Neuberger Berman Genesis Fund—Fund seeks growth of capital and invests mainly in common stocks of small-capitalization companies. The managers seek undervalued companies whose current product lines and balance sheets are strong. The fund regards companies with market capitalizations of up to $1.5 billion at the time of investment as small-cap companies.

Tradelink+ Fund—In addition to the investment funds listed above, employees may also transfer funds to Tradelink+. Tradelink+ offers discount brokerage services that participants can invest in individual stocks, bonds, mutual funds and other securities. Participants may transfer a minimum of $2,500 to a maximum of 50% of their overall Plan balance, less any outstanding loan amounts.

Transfers to the fund can be performed at any time, but may not be made from funds which have come from Company matching contributions. Funds may be transferred out of the fund to any of the other 11 funds at any time.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Repayment is generally required within five years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%, determined at the beginning of each quarter (5.00% at December 31, 2003 for new loans).

Participant Accounts—Each participant’s account is credited with: (a) the participant’s contributions, (b) the Company’s contributions, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Benefits and Vesting—Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability or death. If total vested value is greater than $5,000, the participants may elect to postpone their distribution until the year following the year they attain age 70½.

Participants’ interests in the Company’s contributions, income, gains and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death or permanent disability. Participants immediately vest in the value of their own contributions.

Forfeitures—All forfeitures of benefits reduce total cash contributions made by the Plan sponsor.  Forfeitures are rare as the majority of Plan participants are 100% vested upon enrollment.

Benefits Payable—At December 31, 2003 and 2002, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $162,842 and $8,000, respectively. Such amounts are not considered liabilities for financial reporting purposes and, accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 2003 and 2002.

Continuation of the Plan—The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

Risks and Uncertainties—The Plan provides for various investment options in any combination of equity, fixed-income and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation—Investments are stated at fair value except for guaranteed investment contracts, which are stated at contract value (see Note 3). The fair value of the common stock is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

Administrative Expenses—Substantially all of the Plan’s administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $29,962 for the year ended December 31, 2003.

Cash and Cash Equivalents—The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

3.                   VALUATION OF INVESTMENT CONTRACTS

The Plan’s investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $242,924,349 and $232,743,922 at December 31, 2003 and 2002, respectively. The Plan’s investment contracts yield an average return of 5.24% and earn interest at rates ranging from 3.66% to 6.18% at December 31, 2003 and from 5.34% to 7.20% at December 31, 2002.

4.                   ASSETS HELD FOR INVESTMENT

Information regarding assets held for investment as of December 31, 2003 and 2002 is as follows:

	2003 Fair/Contract Value	2002 Fair/Contract Value

Common stock—Beckman Coulter, Inc.	$110,842,169	$63,131,709

Mutual funds:
Blue Chip Growth Fund	178,216,012	137,843,049
Vanguard Institutional Index Fund	63,724,221	48,363,966
International Stock Fund	14,732,465	10,161,048
Mid-Cap Growth Fund	60,473,212	38,277,848
Personal Strategy Balanced Fund	72,956,501	56,964,739
Personal Strategy Growth Fund	15,810,932	10,882,731
Personal Strategy Income Fund	10,333,887	8,979,336
Washington Mutual Investors Fund	5,445,553	2,714,807
Neuberger Berman Genesis Fund	15,483,355	9,075,280

Total mutual funds	437,176,138	323,262,804

	2003 Fair/Contract Value	2002 Fair/Contract Value

Other investments—Tradelink+ Fund	$6,468,643	$4,361,938

Participant loans receivable	15,958,008	15,884,666

Interest income fund:
Guaranteed investment contracts:
Monumental MDA00248	7,019,578	7,018,425
Canada Life—P46104	6,015,594	6,014,618
Principal Life—4.47946	6,690,023	6,331,073
John Hancock—GIC 15060		3,010,877
John Hancock—GIC 15061		7,025,039
GE Life & Annuity—GS 3175		4,197,277
New York Life—GA 31042

	19,725,195	33,597,309

Synthetic guaranteed investment contracts:
CDC Financial Products Contract FP1062-01	65,619,005	62,314,585
State Street Synthetic—Contract 97077	62,142,589	52,047,140
Transamerica Life Contract 76850	63,154,544	55,471,303

	190,916,138	169,833,028

Collective investment trust—SEI
Stable Asset Fund	32,283,016	29,313,585

Total interest income fund	242,924,349	232,743,922

Total assets held for investment	$813,369,307	$639,385,039

5.                   TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter, dated August 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code.

6.                   INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following is a summary of the investments that represent 5% or more of net assets available for benefit as of December 31, 2003 and 2002. Such amounts were derived from the information provided to the Plan, by the Trustee, which was certified complete and accurate.

	2003	2002

Common stock-Beckman Coulter, Inc.	$110,842,169	$63,131,709

Mutual funds:
Blue Chip Growth Fund	178,216,012	137,843,049
Vanguard Institutional Index Fund	63,724,221	48,363,966
Mid-Cap Growth Fund	60,473,212	38,277,848
Personal Strategy Balanced Fund	72,956,501	56,964,739

Interest Income Fund:
CDC Financial Product-Contract FP1062-01	65,619,005	62,314,585
State Street Synthetic-Contract 97077	62,142,589	52,047,140
Transamerica Life Contract 76850	63,154,544	55,471,303

******

SUPPLEMENTAL SCHEDULE

BECKMAN COULTER, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, Part IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Description of Investment	Shares or Units	Fair/Contract Value

COMMON STOCK—Beckman Coulter, Inc.	2,180,644	$110,842,169

MUTUAL FUNDS:
BLUE CHIP GROWTH FUND—T. Rowe Price Blue Chip Growth Fund	6,264,183	178,216,012

INDEX FUND—Vanguard Institutional Index Fund	626,098	63,724,221

INTERNATIONAL STOCK FUND—T. Rowe Price International Stock Fund	1,282,199	14,732,465

MID-CAP GROWTH FUND—T. Rowe Price Mid-Cap Growth Fund	1,409,632	60,473,212

PERSONAL STRATEGY BALANCED FUND—T. Rowe Price Personal Strategy Balanced Fund	4,416,253	72,956,501

PERSONAL STRATEGY GROWTH FUND—T. Rowe Price Personal Strategy Growth Fund	818,795	15,810,932

PERSONAL STRATEGY INCOME FUND—T. Rowe Price Personal Strategy Income Fund	745,053	10,333,887

WASHINGTON MUTUAL INVESTORS FUND	189,213	5,445,553

NEUBERGER BERMAN GENESIS FUND	418,130	15,483,355

Total mutual funds	16,169,556	437,176,138

OTHER INVESTMENTS—Tradelink+Fund	6,468,643	6,468,643

BECKMAN COULTER, INC. AND SAVINGS PLAN

FORM 5500, SCHEDULE H, Part IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Description of Investment	Interest Rate	Maturity Date	Fair/Contract Value

INTEREST INCOME FUND—
Guaranteed investment contracts:
Monumental—MDA00248	6.18%	Various	$7,019,578
Canada Life—P46104	6.10%	Various	6,015,594
Principal Life—4.47946	5.67%	March 15, 2007	6,690,023

Total guaranteed investment contracts			19,725,195

Synthetic guaranteed investment contracts:
CDC Financial Products—Contract FP1062-01	4.69%	Evergreen	65,619,005
State Street Synthetic—Contract 97077	4.52%	Evergreen	62,142,589
Transamerica Life—Contract 76850	4.69%	Evergreen	63,154,544

Total synthetic guaranteed investment contracts			190,916,138

Collective investment trust—SEI Stable Asset Fund	3.66%	Evergreen	32,283,016

Total interest income fund			242,924,349

PARTICIPANT LOANS RECEIVABLE (interest rates ranging from 5.00% to 13.75%)			15,958,008

Total investments			$813,369,307

SIGNATURES

The Plan.     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC. SAVINGS PLAN

	By:	Beckman Coulter, Inc.
Benefits Finance and Administration Committee

Date: June 25, 2004	By:	/s/ Paul Glyer
Paul Glyer
	Its:	Committee Chairman

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Deloitte & Touche, LLP